GATEWAY ENERGY CORPORATION & SUBSIDIARIES

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Weighted average number of common shares outstanding	15,426,318	15,358,633	15,385,234	15,331,889

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price(1)	—	83,577	18,185	103,544

Tentative numer of shares for computation of fully diluted earnings per share	15,426,318	15,442,210	15,403,419	15,435,433

Net (loss) income	$(129,650)	$115,442	$(753,838)	$(443,183)

Basic (loss) income per common share	$(0.01)	$0.01	$(0.05)	$(0.03)

Diluted (loss) income per common share	$(0.01)	$0.01	$(0.05)	$(0.03)

(1) The nine month figures are not used in the diluted earnings per share calculations as their effect would be antidilutive.